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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003

                        Commission File Number: 001-12440

                                  ENERSIS S.A.
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X|    Form 40-F | |

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                 Yes | |  No |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                 Yes | |  No |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                                 Yes | |  No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant
                     in connection with Rule 12g3-2(b): |N/A|

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ENERSIS S.A.

                                            By: /s/ Enrique Garcia
                                            ------------------------------------

                                            Name:   Enrique Garcia
                                            Title:  Chief Executive Officer



Date: June 30, 2003

                                INDEX OF EXHIBITS

Exhibit 01        - Relevant Fact Statement, dated June 25, 2003

Exhibit 02        - Relevant Fact Statement, dated June 27, 2003